 Exhibit 99.1

 The following is a translation of the notice in Hebrew published in two daily Israeli newspapers on November 1, 2017 (the original Hebrew wording is binding)

Intec Pharma Ltd.

Company No. 51-302278-0

Hartom 12 St., Jerusalem 9777512

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 5250608, Israel on Monday, December 11, 2017, at 04:00 p.m. Israel time (the telephone number at that address is +972-3-610-3100), or at any adjournments thereof (the “Meeting”).

The agenda of the Meeting shall be as follows:

1.	To elect Mr. Anthony J. Maddaluna and to re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting.
2.	To approve amendments to the compensation policy for the Company’s directors and officers.
3.	To approve the compensation terms of Mr. Jeffrey A. Meckler, the Chief Executive Officer of the Company.
4.	To approve amendments to the articles of association of the Company.
5.	To approve an amendment to the 2015 Incentive Compensation Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 2,100,000 ordinary shares.
6.	To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

Only holders of record at the close of business on Monday, November 6, 2017 are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Friday, December 1, 2017.

A duly executed proxy must be received no later than Monday, December 11, 2017, at 12:00 p.m., Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Intec Pharma Ltd.